Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23
A Publicly-Held Company
NIRE 35300010230
MATERIAL FACT
ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors, as of today, approved the payment, to be made up to December 31, 2021, of the following earnings to stockholders, the calculation of which is based on the final stockholding position of April 27, 2021, with shares traded “ex-rights” as from April 28, 2021: Interest on capital in the amount of R$0.05648 per share, with 15% withholding income tax, resulting in net interest of R$0.048008 per share, with the exception of any corporate stockholders provenly immune or exempt from such withholding.
The interest on capital declared as of today refers to a partial advance payment of total dividends and interest on capital related to the company’s results for fiscal year 2021 and therefore will supplement the dividends and interest on capital ultimately declared when annual results are disclosed. If you have any question, please access www.itau.com.br/relacoes-com-investidores as follows: Contact IR > Service.
São Paulo (SP), April 16, 2021.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence
Note: Interest on capital amounts are paid equally for common (ITUB3) and preferred (ITUB4) shares.